Exhibit 23.3

McAuliffe Financial, LLC

September 13, 2010

Board of Directors

Oconee Federal Savings and Loan Association

115 E. North 2nd Street

Seneca, South Carolina 29678

Dear Board Members:

We hereby consent to the use of our firm’s name in (i) the Registration Statement on Form S-1 to be filed by Oconee Federal Financial, Corp., with the Securities and Exchange Commission, and (ii) the Forms MHC-1 and MHC-2 to be filed by Oconee Federal Savings and Loan Association, with the Office of Thrift Supervision, in each case as amended and supplemented. We also hereby consent to the inclusion of, summary of and references to our appraisal and our statement concerning subscription rights in such filings including the prospectus of Oconee Federal Financial Corp.

Sincerely,

/s/ J. Kevin McAuliffe
J. Kevin McAuliffe President McAuliffe Financial, LLC

19457 Olson Avenue, Lake Oswego, OR 97034

503-638-9685

www.mcauliffefinancial.com